UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 6 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Persons (Offeror))

1.00% Convertible Senior Notes due September 15, 2009

(Title of Class of Securities)

232806 AJ 8 and 232806 AK 5

(CUSIP Number of Class of Securities)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

COPIES TO:

Larry W. Sonsini

Todd Cleary

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$ 850,000,000(1)	$33,405(2)

(1)	Estimated only for the purposes of calculating the filing fee. This amount was based on the purchase of $531,250,000 aggregate principal amount of outstanding 1.00% Convertible Senior Notes due September 15, 2009 at a maximum tender offer price of $1,600 per $1,000 principal amount of notes.
(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,440; $1,965	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO-I; Schedule TO-I/A	Date Filed: August 14, 2008; August 26, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2008, as amended by Amendment No. 1 to Schedule TO filed on August 20, 2008, Amendment No. 2 to Schedule TO filed on August 26, 2008, Amendment No. 3 to Schedule TO filed on August 29, 2008, Amendment No. 4 to Schedule TO filed on September 8, 2008 and Amendment No. 5 to Schedule TO filed on September 11, 2008 (as amended and supplemented, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company), and relates to an offer by Cypress to purchase up to $531,250,000 aggregate principal amount of its outstanding 1.00% Convertible Senior Notes due September 15, 2009 (the “Notes”) for cash at a purchase price determined in accordance with the Offer to Purchase (defined below) per $1,000 principal amount of Notes, upon the terms and subject to the conditions set forth in the amended offer to purchase, dated August 26, 2008 (a copy of which was filed as exhibit (a)(1)(vii) to the Schedule TO, the “Offer to Purchase”) and the related amended letter of transmittal (a copy of which was filed as exhibit (a)(1)(viii) to the Schedule TO, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, together with any supplements or amendments thereto, collectively constitute the “Offer”.

This Amendment No. 6 is filed solely to announce the preliminary results of the Offer.

Only those items amended are reported in this Amendment No. 6. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 6 does not modify any of the information previously reported on Schedule TO.

ITEM 4.	TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented by inserting the following at the end thereof:

The tender offer expired at 5:00 pm, New York City time, on Friday September 12, 2008. Based on a preliminary count, Cypress has been advised by the depositary that $582,478,000 principal amount of Notes were validly tendered and not properly withdrawn prior to such time, including $1,783,000 principal amount of Notes that were tendered through notice of guaranteed delivery. In accordance with the terms of the Offer, Cypress will accept $531,250,000 of the validly tendered Notes at purchase price of $1,321.22 per $1,000 principal amount of Notes, plus accrued and unpaid interest on the Notes from September 15, 2008 to, but excluding, the date of Purchase. On September 15, 2008, Cypress issued a press release announcing the preliminary results of the tender offer. A copy of this press release is filed as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.

Because more than $531,250,000 principal amount of Notes were tendered, Cypress will purchase Notes on a pro rata basis. The proration of Notes will be based on the ratio of the principal amount of Notes validly tendered and not properly withdrawn by a holder to the total principal amount of Notes validly tendered and not properly withdrawn by all Note holders.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of exhibit (a)(5)(iv), and, as so amended, is restated as follows:

(a)(1)(i)	Offer to Purchase, dated August 14, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Amended Offer to Purchase, dated August 26, 2008.**

(a)(1)(viii)	Amended Letter of Transmittal.**

(a)(1)(ix)	Amended Notice of Guaranteed Delivery.**

(a)(1)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(xi)	Amended Letter to Clients.**

(a)(5)(i)	Press Release, dated August 14, 2008.*

(a)(5)(ii)	Press Release, dated August 26, 2008.**

(a)(5)(iii)	Press Release, dated September 10, 2008. ***

(a)(5)(iv)	Press Release, dated September 15, 2008.

(d)(1)	Indenture, dated as of March 13, 2007, between the Company and the U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (No. 333-143042)).

(d)(2)	Registration Rights Agreement March 13, 2007, between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Lehman Brothers Inc., as initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2007 (No. 001-10079)).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO on August 14, 2008.
**	Previously filed with Amendment No. 2 to Schedule TO on August 26, 2008.
***	Previously filed with Amendment No. 5 to Schedule TO on September 11, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ Brad W. Buss
	Name:	Brad W. Buss
	Title:	Executive Vice President, Finance & Administration, and Chief Financial Officer

Dated: September 15, 2008

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated August 14, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Amended Offer to Purchase, dated August 26, 2008.**

(a)(1)(viii)	Amended Letter of Transmittal.**

(a)(1)(ix)	Amended Notice of Guaranteed Delivery.**

(a)(1)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(xi)	Amended Letter to Clients.**

(a)(5)(i)	Press Release, dated August 14, 2008.*

(a)(5)(ii)	Press Release, dated August 26, 2008.**

(a)(5)(iii)	Press Release, dated September 10, 2008.***

(a)(5)(iv)	Press Release, dated September 15, 2008.

(d)(1)	Indenture, dated as of March 13, 2007, between the Company and the U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (No. 333-143042)).

(d)(2)	Registration Rights Agreement March 13, 2007, between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Lehman Brothers Inc., as initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2007 (No. 001-10079)).

*	Previously filed with the Schedule TO on August 14, 2008.

**	Previously filed with Amendment No. 2 to Schedule TO on August 26, 2008.

***	Previously filed with Amendment No. 5 to Schedule TO on September 11, 2008.